NOTICE OF EXEMPT SOLICITATION: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Amazon.com, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: 2443 Fillmore St #380-1454

San Francisco, CA 94115

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Majority Action does not beneficially own more than $5 million of Amazon.com, Inc. common stock. This notice is therefore being provided on a voluntary basis.

We are not soliciting authority to vote your proxy and no proxy cards will be accepted. Vote your proxy in accordance with the instructions in Amazon’s proxy statement.

Vote **FOR** Item 7 at Amazon's annual meeting on May 21, 2025

Shareholder Proposal Requesting Additional Reporting on Impact of Data Centers on Climate Commitments


MA Majority Action


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Resolved

Shareholders request that Amazon issue a report explaining how it will meet the climate change-related commitments it has made on greenhouse gas emissions, given the massively growing energy demand from artificial intelligence and data centers that Amazon is planning to build.


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Summary

01 How we choose to power data centers and AI technologies will determine the course, speed, and orderliness of the energy transition.

02 Amazon is the world's largest hyperscaler, and its data center climate strategy will play a pivotal role in either accelerating or slowing global temperature rise.

03 To mitigate the risks posed by climate change, Amazon must pursue its AI ambitions in a way that curbs real-world emissions, decarbonizes the grid, and is compatible with a net-zero future.

04 Amazon's reporting to date does not fully address how it will manage the climate impacts of its data center buildout.

05 Investors would benefit from Amazon providing more information on how it will meet its climate-related commitments while growing its power-hungry AI, cloud computing, and data center business.




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Table of Contents



The Climate Impacts of Power-Hungry Data Centers

Data centers are driving unprecedented power demand

- Global data center electricity consumption is projected to **increase nearly 3-fold** from 415 TWh in 2024 to 1,200 TWh in 2035, with AI being the most important driver of growth.[1]
- In advanced economies, data centers account for **more than 20% of demand growth** to 2030.[2]
- Data centers' share of U.S. electricity consumption is projected to grow from 4.4% in 2023 to between **6.7% – 12.0%** in 2028 across various modeled scenarios.[3]
- The electricity consumption of U.S. data centers is increasing at an accelerating rate.[4]

Data center demand threatens to increase emissions and drive gas and coal generation, jeopardizing our ability to limit warming to safe levels

- Data centers are among the **fastest growing sources of emissions**.[5]
- A Goldman Sachs analysis estimates that despite energy efficiency gains, **absolute data center emissions could double** between 2023 and 2030, representing a social cost of $125–140 billion.[6]
- The International Energy Agency (IEA) projects that emissions from data center electricity use will grow from 180 million tons (Mt) today to as high as 500 Mt by 2035.[7]

Data center demand threatens to increase emissions and drive gas and coal generation, jeopardizing our ability to limit warming to safe levels

- The additional fossil fuel use projected to meet near-term data center electricity demand will **accelerate global temperature rise**, which was already on track to breach 1.5° C in the 2030s before the AI boom.[11]
- Breaching 1.5°C in the near term would cause unavoidable increases in climate hazards and present **multiple risks to ecosystems, humans, and the economic and financial system**.[12]

Data center demand threatens to increase emissions and drive gas and coal generation, jeopardizing our ability to limit warming to safe levels

- According to the IEA, global data center demand is a significant **near-term driver of growth for coal-fired and natural gas-fired generation**.[8]
- Some U.S. utilities are extending the life of coal plants to power data centers, hindering their ability to achieve net-zero targets.[9]
- Other U.S. utilities are planning to add natural gas-fired capacity to meet rising data center demand. As of Q4 2024, U.S. utilities are **planning for 84 GW more gas-fired capacity** than planned at the end of 2023, citing the high reliability needs of data centers.[10]
- Investment in new natural gas generation can result in **carbon lock-in** and delay or prevent the transition to renewable energy.


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Squaring Amazon's AI Ambitions with its Climate Commitments

Amazon is spending big on data centers & AI

- In February, Amazon announced that its capex spend for 2025 would be **$100 billion**, the vast majority of which will be on data centers and AI for Amazon Web Services (AWS), its most profitable and fastest growing business segment.[13]
- Amazon's planned outlay on data centers **exceeds the public commitments made by other hyperscalers** such as Alphabet, Meta, and Microsoft.[14]

Simultaneously, Amazon has made high-profile climate commitments

- Amazon's Climate Pledge commits to reaching **net-zero carbon emissions in its operations by 2040**.
- In 2023, Amazon announced it had achieved its goal of matching 100% of its electricity use with renewable energy.[15]

We are at a critical juncture

- How we choose to power data centers and AI technologies will **determine the course, speed, and orderliness of the energy transition** in the U.S. and other advanced economies.
- With planned data center spend exceeding $100 billion in 2025 alone, Amazon is the world's largest hyperscaler. **Its climate strategy with respect to data center expansion will play a pivotal role in either accelerating or slowing global temperature rise.**

Investors should be informed about how Amazon will square its climate goals with its unprecedented data center investments

How will Amazon meet its climate commitments and continue to reduce its carbon footprint given its massive recent and planned investments in power-hungry data centers and AI technologies?

- In 2024, Amazon announced that it would spend $5.3 billion to launch data centers in Saudi Arabia, where nearly 100% of energy is generated from fossil fuels.[16]
- Entergy Mississippi is expanding gas-fired capacity to accommodate Amazon's plans to spend $10 billion on two data centers in Mississippi.[17]
- In Northern Virginia, where Amazon has committed $35 billion to data center expansion, Dominion Energy is planning to add 5.9 GW of gas-fired capacity by 2039 in order to meet demand from technology customers.[18]



Response to Amazon’s Opposition Statement

Amazon claims that its existing climate disclosures are sufficient

Amazon's Scope 2 accounting method and lack of disclosure on Renewable Energy Certificates (RECs) obscure the extent to which its data centers are powered by fossil fuels

- To achieve its goal of matching 100% of its electricity use with renewable energy, **Amazon relies heavily on RECs**, market instruments representing units of clean energy production that allow companies to offset their real-world Scope 2 emissions. While RECs help companies achieve net-zero targets on paper, research shows that they do not lead to significant real-world emissions reductions or generation of new renewable energy.[19] **Widespread use of RECs can allow companies to inflate their climate mitigation efforts.**[20]
- **Amazon's heavy reliance on RECs obscures the extent to which its data centers are powered by fossil fuels.** In its Sustainability Reports, Amazon only reports its Scope 2 emissions using the market-based accounting method, which takes RECs into account.[21] However, Amazon's auditor report shows that the company's **Scope 2 emissions are 5.5x higher** when using the location-based accounting method, which calculates energy use based on local grid mix.[22] One study estimates that **on average, only 22% of Amazon's U.S. data center electricity use is actually powered by renewable energy.**[23]

Amazon claims that its existing climate disclosures are sufficient

Amazon's Scope 2 accounting method and lack of disclosure on Renewable Energy Certificates (RECs) obscure the extent to which its data centers are powered by fossil fuels

- For RECs to meaningfully reduce emissions and drive grid decarbonization, they must fulfill three criteria: additionality (the REC generates new renewable energy that would not otherwise exist), location matching (the REC is purchased from a source that connects to the same grid where the unit of power was consumed), and time matching (the REC is purchased from a source that generates power during the same time period the power was used).
- 58% of Amazon's renewable energy comes from unbundled RECs, which **do not provide any additionality**.[24]
- Amazon says that it tries to invest in renewable energy projects that connect to grids that service its data centers, but it does not **disclose time of use or location information for the RECs it purchases**.
- Unlike Google, Amazon **has not committed to "24/7 hourly matching"** (matching every hour of data center operation with an hour of renewable energy generated on the same grid at the same time) – an approach that actually drives the deployment of clean energy resources.[25]

Amazon claims that its existing climate disclosures are sufficient

Amazon's Scope 2 accounting method and lack of disclosure on Renewable Energy Certificates (RECs) obscure the extent to which its data centers are powered by fossil fuels

- Amazon is lobbying the Greenhouse Gas Protocol – the global standard for measuring and reporting carbon emissions – to **weaken Scope 2 accounting guidelines.** Through the Emissions First Partnership, Amazon is proposing revisions to the Protocol that would ease existing location matching requirements for RECs and incorporate avoided emissions into Scope 2 accounting. One industry expert fears that the Amazon-backed proposal could **"open the floodgates to emissions gaming."**[26]
- **Given these factors, investors need a fuller picture of Amazon's Scope 2 emissions. Will Amazon utilize RECs to offset its massive data center investments, and how will it ensure that these are high-quality RECs that actually reduce real-world emissions?**

Amazon claims its investments in nuclear energy demonstrate its commitment to renewable energy

These nuclear energy sources carry risk, and many will not be online in time to meet near-term data center demand

- Amazon has announced plans to invest in small modular reactors (SMRs) to power its data centers and meet its renewable energy commitments.[27]
- **SMRs are unproven and untested at commercial scale, and concerns remain around their economic viability, safety, and environmental impact**.[28] In 2023, the first planned SMR project in the U.S. was terminated due to escalating costs.[29]
- The earliest SMRs will not come online until the mid-2030s, meaning they **cannot meet data center demand in time to be an effective near-term climate solution**.
- Amazon's SMR efforts in eastern Washington have run into opposition from environmentalists and tribal communities, who have voiced concerns around waste disposal, existing nuclear cleanup, water quality, and impacts to plants and wildlife.[30]

Amazon claims it is increasing the energy efficiency of its data centers

While energy efficiency gains and emissions intensity decreases are essential, they are unlikely to result in absolute emissions reductions in the context of increasing demand

- Goldman Sachs Equity Research notes, "As demand for AI training grows in the medium term and for inference longer term, we see **demand growth well exceeding the efficiency improvements that are leading to meaningful reductions in high power AI server power intensity.**"[33]
- An energy efficient data center that is powered by natural gas or coal still emits more absolute emissions than one powered by renewables.



The Risks

Company-specific risks to Amazon

- **The carbon footprint of AWS could pose risks to Amazon's $484 billion retail business.**
- Amazon recognizes that climate change could have a material adverse effect on its business, growth, financial condition, operating results, and stock price.
- In its most recent Form 10-K, Amazon states that demand for its products and services may fluctuate due to "extreme weather (including as a result of climate change)," and that its sales and operating results may fluctuate due to "potential negative impacts of climate change," including but not limited to "increased operating costs due to more frequent extreme weather events or climate-related changes, such as rising temperatures and water scarcity."[34]
- Extreme heat caused by climate change could pose risks to Amazon's warehouses and logistics workforce, including infrastructure damage, occupational health and safety concerns, and productivity losses.

Systemic climate risk

- **For universal owners, climate change poses large, quantifiable, unhedgeable, and undiversifiable risks.**[35] Key drivers of systematic climate risk include extreme weather events, growing pollution-related dangers, biodiversity loss, and resulting system vulnerabilities, such as labor productivity losses, decreased economic output, political instability, and mass migration.[36]
- A 2024 study finds that the macroeconomic damages from climate change are six times larger than previously thought, with every degree of warming lowering world GDP by 12%.[37] Research shows a strong positive correlation between GDP and S&P 500 returns.[38]
- **The macroeconomic damages from climate change negatively impact portfolio returns for investors with broad market exposure.**[39]

Systemic social risks

- **Hasty data center expansion could exacerbate income and health inequalities by facilitating wealth transfers from ratepayers to Big Tech companies and subjecting low-income communities to pollution-related impacts.**
- Harvard Law School researchers found that in order to attract Big Tech customers, utilities are shifting the costs of data centers' electricity consumption to ratepayers, including forcing ratepayers to pay for the cost of stranded transmission assets in the event of unrealized AI demand.[40]
- Unannounced data center disconnections present a threat to grid stability.[41]
- Air pollution caused by the fossil fuels needed to run data centers has led to higher rates of cancer and asthma in low-income communities, creating $5.4 billion in public health costs in the past five years.[42]




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Conclusion

01 How we choose to power data centers and AI technologies will determine the course, speed, and orderliness of the energy transition in the U.S. and other advanced economies.

02 With planned data center spend exceeding $100 billion in 2025 alone, Amazon is the world's largest hyperscaler, and its climate strategy will play a pivotal role in either accelerating or slowing global temperature rise.

03 For investors, climate change poses a range of company-specific and systemic risks.

04 To mitigate these risks, Amazon must pursue its AI ambitions in a way that mitigates real-world emissions, decarbonizes the grid, and is compatible with a net-zero future.

05 Amazon's reporting to date does not fully address how it will manage the climate impacts of its data center buildout.

06 Investors would benefit from Amazon providing more information on how it will meet its climate-related commitments while growing its power-hungry AI, cloud computing, and data center business.

We therefore urge investors to vote FOR Item 7 at Amazon's annual general meeting on May 21, 2025 – Shareholder Proposal Requesting Additional Reporting on Impact of Data Centers on Climate Commitments.

1 International Energy Agency, *Energy and AI: World Energy Outlook Special Report*, April 2025, https://iea.blob.core.windows.net/assets/34eac603-ecf1-464f-b813-2ecceb8f81c2/EnergyandAI.pdf, p. 14. The 1,200 TWh estimate refers only to the IEA's Base Case and not to other modeled scenarios.
2 Ibid, p. 15.
3 Arman Shehabi et al., "2024 United States Data Center Energy Usage Report," *Lawrence Berkeley National Laboratory*, Energy Analysis & Environmental Impacts Division, December 2024, https://eta-publications.lbl.gov/sites/default/files/2024-12/lbnl-2024-united-states-data-center-energy-usage-report.pdf, pp. 5-6.
4 Ibid, p. 7.
5 Ibid, p. 18.
6 Brian Singer et al., "Generational Growth: AI/data centers' global power surge and Sustainability Impact," *Goldman Sachs Equity Research*, April 28, 2024, https://www.goldmansachs.com/images/migrated/insights/pages/gs-research/gs-sustain-generational-growth-ai-data-centers-global-power-surge-and-the-sustainability-impact/sustain-data-center-redaction.pdf, pp. 3-4.
7 International Energy Agency, *Energy and AI*, p. 18.
8 Ibid, 87.
9 Daniel Tait, "Southern Company extends life of coal plants to power data centers, appears to abandon net zero goal," *Energy and Policy Institute*, February 20, 2025, https://energyandpolicy.org/southern-company-extends-life-of-coal-plants-to-power-data-centers-appears-to-abandon-net-zero-goal/.
10 Ibid, 89.
11 Network of Central Banks and Supervisors for Greening the Financial System, Scenarios Portal, https://www.ngfs.net/ngfs-scenarios-portal/explore/ (accessed May 7, 2025).
12 Intergovernmental Panel on Climate Change, *Climate Change 2022: Impacts, Adaptation and Vulnerability*, 2022, https://www.cambridge.org/core/books/climate-change-2022-impacts-adaptation-and-vulnerability/161F238F406D530891AAAE1FC76651BD, p. 13.
13 "Amazon.com (AMZN) Q4 2024 Earnings Call Transcript," *The Motley Fool*, February 6, 2025, https://www.fool.com/earnings/call-transcripts/2025/02/06/amazoncom-amzn-q4-2024-earnings-call-transcript/; Annie Palmer, "Amazon plans to spend $100 billion this year to capture 'once in a lifetime opportunity' in AI," *CNBC*, February 6, 2025, https://www.cnbc.com/2025/02/06/amazon-expects-to-spend-100-billion-on-capital-expenditures-in-2025.html.
14 Samantha Subin, "AI Effect: Tech megacaps plan to spend more than $300 billion in 2025 as AI race intensifies," *CNBC*, February 8, 2025, https://www.cnbc.com/2025/02/08/tech-megacaps-to-spend-more-than-300-billion-in-2025-to-win-in-ai.html.
15 Amazon.com Inc., *2023 Amazon Sustainability Report*, July 2024, https://sustainability.aboutamazon.com/2023-amazon-sustainability-report.pdf.
16 Reuters, "Amazon's AWS to launch Saudi Arabia data centers, invest over $5.3 bln," March 4, 2024, https://www.reuters.com/technology/amazons-aws-launch-saudi-arabia-data-centers-invest-over-53-bln-2024-03-04/; Hannah Ritche, "Saudi Arabia: Energy Country Profile," Our World in Data, https://ourworldindata.org/energy/country/saudi-arabia#how-much-of-the-country-s-energy-comes-from-fossil-fuels (accessed May 7, 2025).

17 Bobby Harrison and Taylor Vance, "Amazon coming to Mississippi with plans to create jobs … and electricity," *Mississippi Today*, January 25, 2024, https://mississippitoday.org/2024/01/25/amazon-data-center-mississippi-entergy/.

18 David Shepardson, "Amazon's AWS to invest $35 billion in Virginia," *Reuters*, January 20, 2023, https://www.reuters.com/markets/deals/amazons-aws-invest-35-bln-virginia-2023-01-20/.

19 Matthew Brander et al., "Creative accounting: A critical perspective on the market-based method for reporting purchased electricity (scope 2) emissions," *Energy Policy*, vol. 112 (January 2018), https://doi.org/10.1016/j.enpol.2017.09.051; Lissy Langer et al., "Does the purchase of voluntary renewable energy certificates lead to emission reductions? A review of studies quantifying the impact," *Journal of Cleaner Production*, vol. 478 (November 2024), https://doi.org/10.1016/j.jclepro.2024.143791.

20 Anders Bjørn et al., "Renewable energy certificates threaten the integrity of corporate science-based targets," *Nature Climate Change*, vol. 12 (2022), https://www.nature.com/articles/s41558-022-01379-5.

21 Amazon.com Inc., *2023 Amazon Sustainability Report*, July 2024, https://sustainability.aboutamazon.com/2023-amazon-sustainability-report.pdf, p. 11.

22 Ernst & Young LLP., "Independent Accountants' Review Report," June 24, 2024, https://sustainability.aboutamazon.com/2023-ghg-verification-scope-1-2.pdf. For 2023, Amazon's Scope 2 emissions using the market-based method were 2.79 $MmtCO_2e$, while its Scope 2 emissions using the location-based were 15.67 $MmtCO_2e$.

23 Amazon Employees for Climate Justice, *Burns Trust: The Amazon Unsustainability Report*, October 2024, https://static1.squarespace.com/static/65681f099d7c3d48feb86a5f/t/6721c4047213ea343e50536f/1730266118471/unsustainability-report-2.pdf, p. 22.

24 "Amazon.com Inc. – Climate Change 2023," *CDP*, available at https://cdp.net/en.

25 Kenza Bryan, Camilla Hodgson and Jana Tauschinski, "Big Tech's bid to rewrite the rules on net zero," *The Financial Times*, August 13, 2024, https://www.ft.com/content/2d6fc319-2165-42fb-8de1-0edf1d765be3; Qingyu Xu et al., "System-level impacts of voluntary carbon-free electricity procurement strategies," *Joule*, vol. 8, no. 2 (February 2024), https://doi.org/10.1016/j.joule.2023.12.007.

26 Bryan et al., "Big Tech's bid to rewrite the rules on net zero."

27 Alexa St. John and Jennifer McDermott, "Amazon, Google make dueling nuclear investments to power data centers with clean energy," *Associated Press*, October 16, 2024, https://apnews.com/article/climate-data-centers-amazon-google-nuclear-energy-e404d52241f965e056a7c53e88abc91a.

28 David Schlissel and Dennis Wamsted, "Small Modular Reactors: Still Too Expensive, Too Slow and Too Risky," *Institute for Energy Economics and Financial Analysis*, May 2024, https://ieefa.org/sites/default/files/2024-05/SMRs%20Still%20Too%20Expensive%20Too%20Slow%20Too%20Risky_May%202024.pdf; Edwin Lyman, "Small Nuclear Reactor Contract Fails, Signaling Larger Issues with Nuclear Energy Development in U.S," *Union of Concerned Scientists*, November 9, 2023, https://www.ucs.org/about/news/small-nuclear-reactor-contract-fails-signaling-larger-issues-nuclear-energy-development.

29 M.V. Ramana, "The collapse of NuScale's project should spell the end for small modular nuclear reactors," *Utility Dive*, January 31, 2024, https://www.utilitydive.com/news/nuscale-uamps-project-small-modular-reactor-ramanasmr-/705717/.

30 Sherz Sadiq, "Opposition grows to Amazon's plans to build small nuclear reactors in Eastern Washington," *Oregon Public Broadcasting*, January 9, 2025, https://www.opb.org/article/2025/01/09/think-out-loud-opposition-grows-amazon-plans-build-small-nuclear-reactors-eastern-washington/; Antonio Serra, "Tribes, environmentalists gather forces against Amazon's Northwest nuclear plan," *Oregon Public Broadcasting*, January 7, 2025, https://www.opb.org/article/2025/01/07/tribes-environmentalist-amazon-northwest-smr-nuclear-reactor-energy/.
31 Marc Levy and the Associated Press, "Utility companies are crying foul because tech giants like Amazon want to bypass the grid by plugging their data centers directly into power plants," *Fortune*, January 7, 2025, https://fortune.com/2025/01/27/ferc-amazon-aws-susquehanna-nuclear-power-plant/; Laila Kearney, "US regulators deny rehearing on co-located Amazon data center energy pact," *Reuters*, April 11, 2025, https://www.reuters.com/technology/us-regulators-deny-rehearing-co-located-amazon-data-center-energy-pact-2025-04-11/.
32 Monitoring Analytics, LLC, *Answer and Motion for Leave to Answer of the Independent Market Monitor for PJM*, Federal Energy Regulatory Commission, Docket No. ER24-2172-000 (July 10, 2024), https://www.monitoringanalytics.com/filings/2024/IMM_Answer_to_Protest_Comments_Docket_No_ER24-2172_20240710.pdf, p. 7.
33 Singer et al., "Generational Growth," p. 9.
34 Amazon.com Inc., SEC Form 10K, filed February 6, 2025, https://d18rn0p25nwr6d.cloudfront.net/CIK-0001018724/e42c2068-bad5-4ab6-ae57-36ff8b2aeffd.pdf.
35 University of Cambridge Institute for Sustainability Leadership, *Unhedgeable risk: How climate change sentiment impacts investment*, 2015, https://www.cisl.cam.ac.uk/system/files/documents/unhedgeable-risk.pdf.
36 Intergovernmental Panel on Climate Change, "Summary for Policymakers," in *Climate Change 2022: Impacts, Adaptation and Vulnerability* (Cambridge: Cambridge University Press, 2022), https://www.ipcc.ch/report/ar6/wg2/downloads/report/IPCC_AR6_WGII_SummaryForPolicymakers.pdf.
37 Adrien Bilal, "The Macroeconomic Impact of Climate Change: Global vs. Local Temperature," *National Bureau of Economic Research*, Working Paper 32450, November 2024, https://www.nber.org/system/files/working_papers/w32450/w32450.pdf.
38 Flamur Bunjaku, "Decoding the Stock Market and GDP Relationship Over the Long Term: Implications for Index Fund Investments," *Studies in Business and Economics*, vol. 19, no. 2 (2024): https://econpapers.repec.org/article/blgjournl/v_3a19_3ay_3a2024_3ai_3a2_3ap_3a49-59.htm.
39 The Shareholder Commons, *Climate Change & The Engagement Gap: Why Investors Must Do More than Move the Needle, and How They Can*, September 2022, https://theshareholdercommons.com/wp-content/uploads/2022/09/Climate-Change-Case-Study-FINAL.pdf.
40 Eliza Martin and Ari Peskoe, "Extracting Profits from the Public: How Utility Ratepayers are Paying for Big Tech's Power," *Environmental & Energy Law Program – Harvard Law School*, March 2025, https://eelp.law.harvard.edu/wp-content/uploads/2025/03/Harvard-ELI-Extracting-Profits-from-the-Public.pdf.
41 Tim McLaughlin, "Big Tech's data center boom poses new risk to US grid operators," *Reuters*, March 19, 2025, https://www.reuters.com/technology/big-techs-data-center-boom-poses-new-risk-us-grid-operators-2025-03-19/.
42 Yuelin Han et al., "The Unpaid Toll: Quantifying the Public Health Impact of AI," *arXiv*, 2024, https://doi.org/10.48550/arXiv.2412.06288.